SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No.____)*

                             QUALITY SYSTEMS, INC.
                         ______________________________
                                (Name of Issuer)

                                  COMMON STOCK
                         ______________________________
                         (Title of Class of Securities)

                                  747582 10 4
                         ______________________________
                                 (CUSIP Number)

                                                                         _
     Check the following box if a fee is being paid with this statement :_:
     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d.7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "file" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                               Page 1 of 2 Pages













     CUSIP No.  747582 10 4            13G             Page 2 of 2 Pages
                -----------
     ______________________________________________________________________
     1 : Name of reporting person
       : S.S. or I.R.S. identification no. of above person
       :
       : SHELDON RAZIN
       : ###-##-####
     __:___________________________________________________________________
     2 : Check the appropriate box if a member of a group*
       :                                     __
       :                               (a)  :__:
       :                                     __
       :                               (b)  :__:
     __:___________________________________________________________________
     3 : SEC use only
     __:___________________________________________________________________
     4 : Citizenship or place of organization
       :
       : USA
     __:___________________________________________________________________
                      : 5  : Sole voting power:  1,510,220
     Number of Shares :____:______________________________________________
     Beneficially     : 6  : Shared voting power:  0
     owned by each    :____:_______________________________________________
     reporting        : 7  : Sole dispositive power:  1,510,220
     person with      :____:_______________________________________________
                      : 8  : Shared dispositive power:  0
     _________________:____:_______________________________________________
     9 : Aggregate amount beneficially owned by each reporting person:
       :    1,510,220
     ______________________________________________________________________
     10: Check box if the aggregate amount in row (9) excludes certain
       : shares*
     ______________________________________________________________________
     11: Percent of class represented by amount in row 9:  25.2%
     ______________________________________________________________________
     12: Type of reporting person*:  IN
     ______________________________________________________________________